Exhibit 4

Valuation Report and Fairness Opinion—Summary

As of December 25, 2007

Valuation Methodologies

There are numerous methodologies that can be used in valuing the common stock of a bank or bank holding company including:

•	Comparative pricing analysis
•	Discounted dividends analysis
•	Trading analysis
•	Liquidation value

In addition, in valuing the stock relative to a GPT, consideration was also given to:

•	Cost savings
•	Impact on certain financial items
•	Comparative premium analysis

The primary method of valuation used in this report was:

1.	An analysis of the pricing multiples of comparable institutions with a traded stock, the application of these multiples to Tri-State

2.	The application of a premium based on the premiums paid in other GPTs

3.	Recent trading values and the dollar volume trades in Tri-State’s stock

4.	Note: this report does not take into account the “sale” value of Tri-State, where a premium might be paid for a change in control.

Summary of Valuation—Before Application of GPT Premium

When valuing a bank stock, three multiples are normally used:

•	Price times earnings
•	Price times tangible book
•	Price as a percent of assets.

We used price times tangible book because:

•	Since Tri-State’s earnings are low in comparison to the comparable banks and result in an inflated price times earnings multiple, it is not a good guide as to FMV.

•

Price as a percentage of assets is used only when the relationship to book value is also meaningless, but since Tri-State’s tangible book value provides a reasonable comparison, price to assets is of less importance.

•	Thus, it is our opinion that price to tangible book is the most relevant of the three ratios to measure the FMV of Tri-State.

•	The recent trading values of Tri-State’s stock were also considered as were results from the discounted dividends analysis, but were used only as support for the tangible book derived value.

A summary of the valuations applied to Tri-State is as follows:

•

Price times earnings (actual) – Applying a price times earnings multiple of 15.4X and 15.6X, based on the medians of the Regional Comparables and National Comparables to Tri-State’s annualized net income of $446,000, or $.52 earnings per share, results in a FMVs of $8.01 and $8.11 per share, respectively.

•

Price times earnings (adjusted) – If earnings returned to previous levels of $600,000 or $700,000 – which is a .57% and .67% return on assets, respectively – this would translate into a FMVs of $10.94 and $12.76 per share, respectively, at the higher price times earnings multiple of 15.6X. As a percent of tangible book, this is 116% and 135% of tangible book.

•

Price to tangible book – Applying a price to tangible book ratio of 135% and 119% based on the median of the Regional and National Comparables to Tri-State’s tangible book of $9.47 per share, results in FMVs of $12.78 and $11.27 per share, respectively.

It is Danielson’s opinion that the Regional Banks, being of similar geography to Tri-State, is the more comparable of the two groups and the best indicator of value.

•	Discounted dividends—Using the discounted dividend method indicated a FMV of $4.68 and $5.73 per share, respectively, based on annualized net income of $446,000.

Danielson also looked to Tri-State’s Ohio peer’s for an earnings benchmark and used their median return on assets of .85% on Tri-State’s assets of $106 million to project earnings of $900,000, which resulted in a FMV of $12.51 and $14.96 per share, respectively, using the discount rates of 10% and 12%.

•

Trading history—In October 2007 through the 17th, Tri-State’s stock was steady at $14.50 per share, down from a weighted average of $14.86 per share in the third quarter, $16.01 per share in the second quarter and $16.71 per share in the first quarter. Although, the stock is lightly traded, its price decline of 17% in 2007, through October 17, 2007, has mirrored the general decline in Midwest bank stocks which also fell 17% in the same period. The decline in small bank stocks was lower at 10%.

Thus, based on the above information, the best guide to use to calculate the FMV of Tri-State stock, prior to any premium related to the GPT, is based on the price to tangible book value of the Regional Comparables supported by the recent trading history of Tri-State stock. Price times earnings and discounted dividends returns values were significantly lower and were not good indications of value, unless a major increase in earnings was assumed.

Based on all of the above information and Danielson’s general knowledge of the market for bank stocks, the FMV for Tri-State’s stock as of October 25, 2007, before the application of any premium related to the GPT, is 135% of tangible book which is $12.78 per share.

Comparable GPT Premiums

Since the beginning of 2005, there have been 23 comparable GPTs (“Comparable GPTs”) of banks with assets of less than $600 million for which data was readily available. Six of these transactions were in Ohio and five others were in the Midwest. The other twelve were scattered throughout the rest of the United States.

Typically, the banks that paid a high premium had stocks that were trading at low pricing multiples and those that paid low premiums did so because their stock was already trading at high pricing multiples. A summary of the pricing characteristics of the three GPT groups are as follows:

•	Premium of 21% to 39%—There were seven banks in this group. Prior to the announcement of the GPT, their median price times earnings and price to tangible book were 16X and 129%, respectively.

•	Premium of 11% to 16%—There were five banks in this group. Prior to the announcement of the GPT, their median price times earnings and price to tangible book were 17.5X and 135%, respectively.

•	Premium of 0.4% to 4%—There were four banks in this group. Prior to the announcement of the GPT, their median price times earnings and price to tangible book were 28.5X and 147%, respectively.

If the price to tangible book of 135% is applied to Tri-State stock, the resulting price is $12.78 per share. If the above premium ranges were applied to Tri-State based on a stock price of $12.78 per share, the result would be:

Premium Paid on $12.78 per share	Implied Stock Price	Announced Premium on $14.50 per share	Announced Premium on $16.00 per share

39.0%	$17.76	22.5%	11.0%
25.2	16.00	10.3	0.0
21.0	15.46	6.6	(3.4)
16.0	14.82	2.2	(7.3)
11.0	14.19	(2.2)	(11.3)
4.0	13.29	(8.3)	(16.9)
0.4	12.83	(11.5)	(19.80

Summary of Valuation – Application of GPT Premium

It is Danielson’s opinion that the FMV of Tri-State stock is $12.78 per share and the premium associated with the GPT should be applied to that price, however, recent trading levels in Tri-State stock should also be considered.

•

Tri-State stock has trended down throughout 2007, the weighted average stock price in the second quarter was about $16.00 per share and the total dollar value traded was slightly over $350,000. Since then, the total value of Tri-State stock traded has been much lower – $89,000 in the third quarter of 2007 and in October, through the 17th, was only $31,000.

•

It is not unusual when a stock drops below shareholder expectations that shareholders tend to hold onto their stock rather than sell it below a certain threshold. It is Danielson’s opinion that this shareholder threshold is roughly $16.00 per share.

Using the seven GPTs with the highest range of premiums paid, 21% to 39%, on a stock value of $12.78 per share, results in a value range from $15.46 to about $17.75 per share.

•	However, if $16.00 per share is considered by the shareholders to be FMV, then the low end of the range would increase and the range would be $16.00 to $17.75 per share.

•	With $16.00 per share as the FMV base, the premium at $16.00 per share would be 0% and at $17.75 per share it would be 11%.

•	This follows the logic that stocks with lower trading multiples pay a higher premium in at GPT. Thus,

o	A lower stock price of $12.78 (24.6X & 135%) could pay a higher premium of 21% to 39% (resulting in a value of $15.46 to about $17.75 per share)

o	A higher stock price of $16.00 (30.8X & 169%) could pay a lower premium of 0% to 11% (resulting in a value of $16.00 to $17.75 per share)

Opinion of Danielson

Based on the above comparisons and analyses, it has been determined that as of October 25, 2007, the Fair Value Range for Tri-State to repurchase its common stock in conjunction with a GPT is from $16.00 to $17.75 per share. Any price within this range is a fair price for Tri-State, its shareholders who are above the threshold for the GPT and will remain shareholders, its shareholders who will elect to receive cash or preferred stock as well as its shareholders who are below the threshold and will receive cash.